Kenyatta Computer Services LLC

Profit and Loss
January - December 2019

	TOTAL
Income	
Billable Expense Income	140.00
IT Services Rendered	71,932.50
Sales	2,913.00
Unapplied Cash Payment Income	-830.00
Total Income	**$74,155.50**
GROSS PROFIT	**$74,155.50**
Expenses	
Advertising & Marketing	254.75
Advertising/Promotional	898.60
Bank Charges & Fees	274.83
Car & Truck	6,669.11
Contractors	4,343.00
Cost of Labor (Contractors) (deleted)	351.40
Employee & Promotional Meals	5,611.72
Insurance	944.70
Job Supplies	4,711.80
Legal & Professional Services	95.00
Meals & Entertainment (deleted)	7,148.40
Office Supplies & Software	3,730.60
Other Business Expenses	2,351.28
Reimbursable Expenses	327.23
Rent & Lease	15,402.76
Repairs & Maintenance	12.03
Shipping, Freight & Delivery	12,163.41
Taxes & Licenses	25.00
Travel	10,686.59
Uncategorized Expense	35.62
Uniform Expense	920.72
Utilities	2,228.15
Total Expenses	**$79,186.70**
NET OPERATING INCOME	**$ -5,031.20**
NET INCOME	**$ -5,031.20**